UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Cache, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127150308

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150308	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,873,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,873,935
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 127150308	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,873,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,873,935
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 127150308	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,873,935
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,873,935
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 127150308	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,873,935
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,873,935
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 127150308	Page 6 of 8 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value per share, of Cache, Inc., a Delaware corporation, filed by the undersigned on February 15, 2013, as amended by the Amendment No. 1 on Schedule 13D filed by the undersigned on March 13, 2013, as amended by the Amendment No. 2 on Schedule 13D filed by the undersigned on May 3, 2013, as amended by the Amendment No. 3 on Schedule 13D filed by the undersigned on August 16, 2013, and as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on June 4, 2014 (such filing, as so amended and as amended hereby, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘The Mill Road Fund has acquired beneficial ownership of an aggregate of 1,873,935 shares of Common Stock for $3,104,564.15 using working capital from the Mill Road Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Mill Road Fund with a broker on customary terms and conditions.’

2.	The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 31,083,159 shares of Common Stock, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 28, 2014. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 21, 2014, unless otherwise indicated.’

3.	Paragraphs (a, b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

‘(a, b) The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this paragraph. The Mill Road Fund directly holds, and thus has sole voting power and dispositive power over, 1,873,935 shares of Common Stock. The Mill Road GP, as sole general partner of the Mill Road Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Mill Road GP and the Mill Road Fund. Accordingly, each of the Reporting Persons beneficially owns 1,873,935 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,873,935 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.’

CUSIP No. 127150308	Page 7 of 8 Pages

4.	Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘No Reporting Person, other than the Mill Road Fund as set forth in the table below, effected any transaction in shares of the Common Stock from June 22, 2014 (the date 60 days prior to the filing of this Amendment No. 5 to the Schedule 13D) until August 21, 2014:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
08/13/2014	(125,000)	$1.2901
08/14/2014	(55,000)	$1.3299
08/15/2014	(50,000)	$1.3951
08/19/2014	(707,900)	$1.3206

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales, respectively, have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.’

5.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 127150308	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 21, 2014

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its general partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact